Exhibit 1

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Portugal Telecom, SGPS, S.A. and Oi S.A. announce they have executed a Memorandum of Understanding for the merger of their activities

In compliance with the provisions of art. 157, § 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”) and in accordance with CVM Instruction No. 358/02, Oi S.A. (“Oi”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) informs its shareholders and the market in general that, on this date, Oi, Portugal Telecom SGPS S.A. (“Portugal Telecom”), AG Telecom Participações S.A. (“AG”), LF Tel SA (“LF”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP 75”), Bratel Brasil S.A. (“Bratel Brasil”), and also certain shareholders of Portugal Telecom, in particular, Avistar, SGPS, S.A. and Nivalis Holding B.V. entered into a Memorandum of Understanding (“Memorandum of Understanding”) which established the basis and principles that will govern the negotiations of a potential transaction involving Portugal Telecom, Oi and some of their controlling shareholders to form a combined entity (“CorpCo”), which will unite the shareholders of Oi, Portugal Telecom and Telemar Participações S.A. (“TelPart”) and combine the activities and businesses developed by Oi in Brazil and Portugal Telecom in Portugal and Africa, with the intention of consolidating the industrial alliance between Oi and Portugal Telecom that was established in 2010 and developed since that date (the “Industrial Alliance”) which will permit the acceleration of the development of Oi in Brazil, leverage and enhance the innovation capacity of Portugal Telecom and crystallize the value of synergies (the “Transactions”).

Highlights of the Transactions:

•	The Transactions are expected to enable CorpCo to generate operational and financial synergies, with a net present value of approximately R$5.5 billion, and benefit from increased scale and from its leading positions in the Portuguese and Brazilian markets.

•	CorpCo will apply to be listed on the Novo Mercado segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the New York Stock Exchange (“NYSE”) and the NYSE Euronext Lisbon, with the aim of increasing liquidity, diversifying of the shareholder base and adopting the highest standards of corporate governance. CorpCo will have a widely held shareholder base and will not have a controlling shareholder or group of controlling shareholders.

•	As part of the Transactions, Oi is expected to undertake a share capital increase in the minimum amount of R$13.1 billion, with the goal of reaching R$14.1 billion, due in part to the contribution of the operations and business of Portugal Telecom, and the remainder, in a minimum amount of R$7 billion, with the goal of reaching R$8 billion, is expected to be in cash, with a view toward improving the balance sheet flexibility of CorpCo. The current shareholders of TelPart and an investment vehicle managed and run by Banco BTG Pactual S.A., will participate in the offering by placing a subscription order of approximately R$2 billion.

•

The shares of CorpCo’s will be listed on the Novo Mercado segment of the BM&FBOVESPA, on the NYSE Euronext Lisbon and on the NYSE, and the shares of Oi will be exchanged for shares of CorpCo, so that Oi becomes a wholly-owned subsidiary of CorpCo. Each Oi shareholder shall be entitled to receive one new common share of CorpCo for each Oi common share, and each Oi shareholder shall be entitled to receive 1 new common share of CorpCo for each 1.0857 Oi preferred shares. The exchange ratios have been determined based on the VWAP of Oi common and preferred shares over the period of the last 30 calendar days.

•	Based on 2012 reported full year financials of Portugal Telecom and Oi, CorpCo had pro forma revenues of R$37.5 billion, EBITDA of R$12.8 billion and Operating Cash Flow of R$4.2 billion. Pro forma for the envisaged R$8.0 billion capital increase, CorpCo’s net debt was R$41.2 billion, as of June 30, 2013

•	The Transactions will also involve the merger of Portugal Telecom into CorpCo. As a result of such merger, the shareholders of Portugal Telecom will receive common shares of CorpCo in number equal to the number of these shares that will be held by Portugal Telecom immediately prior to such merger.

•	Zeinal Bava, CEO of Portugal Telecom from 2008 to 2013 and current CEO of PT Portugal SGPS, S.A. (“PT Portugal”) and of Oi, will be CEO of CorpCo and its subsidiaries.

•	The closing of the Transactions will be conditional, inter alia, upon a series of events and approvals, such as the approvals by the shareholders of the companies involved, as well as the approvals by relevant regulatory authorities. The closing of the Transactions is expected to occur in the first half of 2014.

Description of the Transaction, Objectives and Benefits:

1.	Objectives of the Transactions

The proposed Transactions involve a combination of activities and businesses of Portugal Telecom and Oi, which will be held by a single company, CorpCo, which may either be Telpart or another company constituted for this purpose. The following principles will guide the Transaction:

(i)	the formation of a single large multinational company based in Brazil;

(ii)	the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to unified control and management by CorpCo;

(iii)	the consolidation of the Industrial Alliance, enabling the maximization of synergies, reduction of operational risks, optimization of efficient investments and ensuring best practices;

(iv)	the strengthening of the capital structure of the integrated companies, facilitating their access to capital and financial resources;

(v)	the consolidation of the shareholder bases of Telpart, Oi and Portugal Telecom solely in common shares traded on the Novo Mercado segment of the BM&FBOVESPA, the NYSE Euronext Lisbon and the NYSE;

(vi)	the diffusion of CorpCo’s shareholder base, which, after the implementation of the Transactions, will have no shareholder or group of shareholders holding a majority of the capital;

(vii)	the adoption of best corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

(viii)	the promotion of greater liquidity of the shares traded in the markets.

Creation of a multinational telecoms leader

The combination of Oi and Portugal Telecom will create a multinational telecom operator with operations covering countries with a total population of 260 million people and more than 100 million clients. The combination of the groups will aim to achieve significant economies of scale, maximize operational synergies and add value for their shareholders, customers and employees.

Commitment to highest corporate governance standards

The Transactions will be executed in order to consolidate the industrial alliance established in 2010 between Oi and Portugal Telecom. As part of the Transactions, CorpCo will apply to be listed on the Novo Mercado segment of the BM&FBOVESPA and will implement best-in-class corporate governance practices with one type and class of shares, with equal voting and dividend rights for all shareholders.

Unified management team led by Zeinal Bava

Zeinal Bava, CEO of Portugal Telecom from 2008 to 2013 and the current CEO of PT Portugal as well as CEO of Oi, will head CorpCo as its CEO and its subsidiaries.

Improved time to market to crystalize growth opportunities in Brazil

The Transactions will allow CorpCo to leverage Oi’s unique footprint in Brazil and Portugal Telecom’s experience in the Portuguese market, thus allowing it to crystalize the growth opportunities in convergence and mobility in Brazil.

Commitment to financial discipline and value creation

CorpCo will place a strong focus on excellence in integration and operational practices. A clear plan for action has been identified to integrate areas of potential efficiency. This includes identified teams in place to capture synergies and address existing operational challenges.

The Transactions may generate operational and financial synergies estimated to have a net present value of approximately R$5.5 billion.

CorpCo is committed to its financial discipline to improve the flexibility of its balance sheet in order to reduce financial risk and to underpin investment in future growth areas.

Return of activities to positive FCF during 2015

As a result of the Transaction, we estimate that the combined activities of the companies will achieve positive free cash flow generation in the second half of 2015.

2.	Principal Steps of the Transactions

The Transactions, in their current configuration, comprise, among other things, the following corporate actions and steps that are subject to refinement in the definitive agreements that will govern the Transactions:

2.1. Oi Capital Increase

Oi proposes to undertake a capital increase in the minimum amount, as of the date of this Material Fact, of approximately R$13.1 billion, with the goal of reaching R$14.1 billion, with the approximate amount to be paid in cash of a minimum of R$7.0 billion, with the goal of reaching R$8.0 billion, and the approximate amount to be paid with assets of R$6.1 billion, to be conducted through the public issuance of common shares and preferred shares of Oi, preferably in proportion to the current ratio between the issued and outstanding common and preferred shares of Oi (the “Oi Capital Increase”), it being agreed that, in order to respect the legal limit for division of capital between voting and non-voting shares (i.e., minimum of one third of the shares entitled to vote and maximum of two thirds of shares without voting rights), the number of issued shares of each type may be adjusted. The Oi Capital Increase will be subject to the full subscription of the minimum value of the portion to be paid up in cash and will be subject to certain conditions, as described below.

Portugal Telecom will enter into a commitment to subscribe and pay for the portion of the Oi Capital Increase to be paid for through the contribution of assets (the “PT Assets”), through the contribution of the share interests in companies that hold all of (i) the operating assets of Portugal Telecom, except the equity interests directly or indirectly held in Oi and Contax Participações S.A., and (ii) the liabilities of Portugal Telecom on the date of contribution. Under the Brazilian Corporations Law, the PT Assets will be identified and subject to valuation by a specialized company, whose valuation report will be submitted to the General Meeting of shareholders of Oi.

Portugal Telecom estimates that the equity value of the PT Assets, upon assessment for the purposes of the contribution to Oi, correspond to a value within a range of values with a minimum of €1.9 billion and maximum of €2.1 billion, equivalent to R$5.8 billion and R$6.4 billion, respectively, based on the current exchange rate of 3.0181 reais per euro. Portugal Telecom may elect not to consummate the subscription of shares in the Oi Capital Increase if the valuation report of the PT Assets values the PT Assets in euros at a value lower than the estimated values above, based on the exchange rate of euros to reais on the date of the valuation report.

Current shareholders of TelPart and an investment vehicle managed and run by Banco BTG Pactual S.A. have agreed to participate in the offering by placing a subscription order for shares of Oi of approximately R$2.0 billion.

The holders of common shares and preferred shares of Oi will have priority in the subscription of the Oi Capital Increase. TelPart, AG and LF will assign all of their respective priority rights to Portugal Telecom free of charge.

Once the subscription period for the Oi Capital Increase is closed, Portugal Telecom may elect not to consummate the Transactions and all other corporate transactions related to the Transactions if the percentage of the participation of Portugal Telecom in CorpCo is equal to or less than 36.6% of the total capital of CorpCo on a fully diluted basis after giving effect to the merger of shares of Oi and CorpCo (as described below). Additionally, TelPart may elect not to consummate the Transactions and all other corporate transactions related to the Transactions if the percentage of the participation of Portugal Telecom in CorpCo is greater than 39.6% of the total capital of CorpCo on a fully diluted basis after giving effect to the merger of shares of Oi and CorpCo.

The other conditions of the Oi Capital Increase will be set forth in the definitive agreements that will govern the Transactions and will be disclosed on a timely basis to our shareholders and the market in general.

2.2. Reorganization of TelPart, AG, LF and Bratel Brasil

As part of the Transaction, AG, LF and TelPart will be capitalized with the resources needed to repay their indebtedness. In addition, AG and LF and their intermediate holding companies will be reorganized in order to separate the assets not related to their direct or indirect shareholding in Oi, so that AG, LF, Bratel Brasil and TelPart will not have assets or liabilities (or will have cash or cash equivalents equal to their respective liabilities), other than: (i) shares of TelPart and Oi, in the case of AG; (ii) shares of TelPart and Oi, in the case of LF; (iii) shares of AG, LF, TelPart and Oi, in the case of Bratel Brasil;, and (iv) shares of Oi, held directly or indirectly, in the case of TelPart.

Immediately after such capitalization, AG, LF and Bratel Brasil will merge with and into TelPart. The shareholders of AG and LF will receive, by virtue of the mergers set forth herein, the shares held by AG and LF in TelPart, in accordance with the proportion of their respective shareholding interests in the merged companies, after the adoption of other measures included in the Transactions. The changes in shareholding interests in AG, LF and TelPart arising from the operations under the Transactions and the mergers will not result in the transfer of control of any of these companies.

2.3. Listing of CorpCo on the Novo Mercado Segment

CorpCo will apply to be listed on the Novo Mercado segment of the BM&FBOVESPA, with the aim of strengthening its corporate governance through the adoption of a new management structure and corporate governance regime.

CorpCo will have a Board of Directors consisting of eleven (11) members and eleven (11) alternate members. Members of the Board of Directors of CorpCo to be elected in anticipation of the listing of CorpCo on the Novo Mercado segment and the Merger of Shares (as defined below) will have a term of three (3) years from their election or until the General Meeting of the shareholders of CorpCo to examine the financial statements of CorpCo for the third fiscal year ending after the close of the year in which the Merger of Shares occurs, whichever occurs last. In order to facilitate the integration of Oi and Portugal Telecom, the Board of Directors of CorpCo shall initially consist of the following members: Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos de Almeida, Rafael Luís Mora Funes, Renato Torres de Faria and Sergio Franklin Quintella.

Mr. José Mauro Carneiro da Cunha Mettrau and Henrique Manuel Fusco Granadeiro will assume the positions of President and Vice President, respectively, of the Board of Directors of CorpCo.

Immediately after the implementation of the corporate actions described above, the Shareholders’ Agreements of AG, LF and TelPart entered into or amended as of January 25, 2011 will be terminated.

2.4. Merger of Shares and Portugal Telecom Merger

Merger of Shares (Incorporação de Ações) of Oi and CorpCo

Following the transactions described above, Oi and CorpCo will convene shareholders meetings to consider a merger of shares, with a view to causing Oi to become a wholly-owned subsidiary of CorpCo and to facilitate the migration of the shareholder base of Oi to CorpCo (the “Merger of Shares”). At the effective time of the Merger of Shares, CorpCo will have no assets or liabilities (or will have cash equivalent equal to its liabilities), other than the shares of Oi that it holds.

In the proposed Merger of Shares, holders of Oi common shares will receive one new common share issued by CorpCo in exchange for each common share of Oi that they hold, and holders of Oi preferred shares will receive one new common share issued by CorpCo in exchange for each 1.0857 preferred share of Oi that they hold. All ratios in the mergers that are part of the Transactions were established based on market prices of the shares of Oi in a period of 30 days and considering the shares of Oi that the companies involved in the operation directly or indirectly hold, assuming that such companies will not hold any liabilities or assets (or will have cash or cash equivalents equal to their respective liabilities).

Holders of shares of Oi will not be entitled to withdrawal rights in the proposed Merger of Shares under art. 137, II of the Brazilian Corporations Law. Shareholders of CorpCo that dissent from the resolution approving the proposed Merger of Shares will have the right to withdraw from CorpCo, subject to the provisions of art. 137 of the Brazilian Corporations Law, at a value per share equal to the per share book value. However, we do not expect that the shareholders of CorpCo will exercise their withdrawal rights.

Pursuant to art. 137, §1 of the Brazilian Corporations Law, dissenting shareholders who are entitled to withdrawal rights may only exercise such rights in relation to the shares they hold continuously as of the end of the trading day on October 1, 2013 to the date of exercise of the right of withdrawal. Shares acquired on or after October 2, 2013 will not entitle their holders to withdrawal rights with respect to the Merger of Shares. The transfer of ownership of shares during the period set forth above (including the holding of so-called “loaned” or “rented” shares) will result in the loss to the respective shareholder of the ability to exercise withdrawal rights in respect of the shares transferred.

Portugal Telecom Merger (Incorporação)

Portugal Telecom will merge with and into CorpCo (the “Portugal Telecom Merger”) pursuant to art. 227 of the Brazilian Corporations Law. As a result of the proposed Portugal Telecom Merger, Portugal Telecom’s assets will be transferred by operation of law to CorpCo. The Portugal Telecom Merger will be submitted to the General Meeting of shareholders of CorpCo for consideration in conjunction with the Merger of Shares. In addition, the Portugal Telecom Merger will be submitted for consideration to the General Meeting of shareholders of Portugal Telecom. At the time of the proposed Portugal Telecom Merger, Portugal Telecom will have no assets or liabilities (or will have cash and cash equivalents equal to its liabilities), other than shares of CorpCo. In the proposed Portugal Telecom Merger, the shareholders of Portugal Telecom will receive a number of common shares issued by CorpCo equal to the number of common shares of CorpCo that will be held by Portugal Telecom immediately prior to such merger.

3.	Conditions to Implementation, Approvals and Other Information about the Transactions

In addition to the conditions described above, the consummation of the Transactions, as well as all other corporate transactions linked to the Transactions, are subject to the implementation of various conditions, including the approval of the transactions that may be agreed among the parties to the Memorandum of Understanding by the competent governing bodies of each such party, the obtaining of legal and regulatory authorizations, consents of creditors and third parties, the valid and final consummation of the Oi Capital Increase, and the agreement of the parties to the definitive transaction agreements of the Transactions. Subject to the fulfillment of conditions precedent that may be contractually established, all steps of the Transactions will be undertaken as a single transaction to ensure their full implementation, which will be an essential condition for consummation of the Transactions and the conclusion of the Industrial Alliance.

The public offering of shares in the Oi Capital Increase is subject to due registration with the CVM. Given that the shares of Portugal Telecom and Oi are registered with the U.S. Securities and Exchange Commission (“SEC”), the issuance of shares for cash in the Oi Capital Increase, the issuance of shares by CorpCo to Oi’s shareholders in the Merger of Shares, and the issuance of shares by CorpCo to Portugal Telecom’s shareholders in the Portugal Telecom Merger will require registration with the SEC pursuant the U.S. Securities Act of 1933, may be subject to securities registration requirements in other jurisdictions. This Material Fact is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The information required by CVM Instruction No. 319/99 will be disclosed in the form of Material Facts by the time of the same date as the call notice of the Oi shareholders meeting that will deliberate on the Merger of Shares.

The Memorandum of Understanding will remain in force until October 1, 2014 and may be extended by the parties thereto.

*                    *                     *                    *                     *

Oi will keep its shareholders and the market informed of any subsequent material events related to Transactions.

Rio de Janeiro, October 2, 2013.

OI S.A.

Bayard de Paoli Gontijo

Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between CorpCo and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into CorpCo.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Telpart or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TelPart, Oi, Portugal Telecom or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TelPart, Oi, Portugal Telecom or CorpCo makes on related subjects in reports and communications TelPart, Oi, Portugal Telecom or CorpCo file with the SEC.